UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

Commission file number: 001-13545

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prologis 401(k) Savings Plan

1800 Wazee Street, Suite 500

Denver, CO 80202

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prologis, Inc.

Pier 1, Bay 1

San Francisco, CA 94111

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits – December 31, 2022 and 2021	2
Statements of Changes in Net Assets Available for Benefits – Years Ended December 31, 2022 and 2021	3
Notes to Financial Statements	4
Supplemental Schedule – Schedule 1: Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2022	9
Signature
Exhibits: Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

PROLOGIS
401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Prologis 401(k) Savings Plan

Denver, CO

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Prologis 401(k) Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2021.

Denver, CO

June 9, 2023

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401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2022	2021
Assets

Cash	$724	$453
Investments, at fair value	286,848	349,465

Notes receivable from participants	1,569	1,487
Contribution receivable from employer	-	499

Net assets available for benefits	$289,141	$351,904

See accompanying notes to financial statements

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401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2022	2021
Additions (deductions):
Contributions:
Employer, net of forfeitures	$7,611	$6,279
Participants	16,207	13,142
Rollover	5,183	3,074
Total contributions	29,001	22,495

Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	(75,378)	48,098
Dividends, interest and other income	8,470	10,022
Total net investment income (loss)	(66,908)	58,120

Interest on notes receivable from participants	72	66
Benefits paid to participants	(24,745)	(31,978)
Administrative expenses	(183)	(185)
Net increase (decrease) during the year	(62,763)	48,518

Net assets available for benefits:
Beginning of year	351,904	303,386
End of year	$289,141	$351,904

See accompanying notes to financial statements

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Prologis 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Prologis, Inc. and subsidiaries (“Prologis” or the “Company”). The terms of the Plan in 2022 and 2021 are substantially the same unless noted otherwise. The Plan covers all eligible U.S. employees of Prologis. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan trustee and record keeper are Fidelity Management Trust Company ("FMTC") and Fidelity Workplace Services LLC ("FWS"), respectively.

Acquisition

Effective October 3, 2022, Prologis acquired Duke Realty Corporation and Duke Realty Limited Partnership (collectively “Duke”). Duke was the plan sponsor of the Duke Realty 401(k) Plan (“Duke Plan”). On October 3, 2022, the Duke Plan was amended to freeze contributions and to fully vest all participants' accounts held in the Duke Plan. Subsequent to December 31, 2022, Prologis approved the merger of the Duke Plan into the Plan. See Note 7 for further information.

Contributions

Participants are automatically enrolled in the Plan to contribute 3% of eligible compensation when they are hired. Participants have 30 days to decline automatic enrollment. Once enrolled, participants may change their contribution percentage at any time. Participants may contribute on a pre-tax or after-tax basis, up to 75% of their eligible annual compensation, as defined in the Plan, not to exceed $20,500 ($27,000 if age 50 or older) and $19,500 ($26,000 if age 50 or older) in 2022 and 2021, respectively. Participants may also contribute amounts representing rollovers from other qualified plans or retirement accounts. The Company matched 50% of participants’ contributions up to a maximum of 12% of eligible compensation in 2022 and 2021. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2022 or 2021.

Participant Accounts

Each participant’s account is credited or charged with the participant contributions, rollover contributions, Company contributions and an allocation of the Plan income or losses, forfeitures and Plan expenses. Income or losses of the Plan are allocated to all participants’ accounts proportionately based on each participant’s investment allocation account balance.

Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions and any income or loss thereon, are 100% vested at the completion of one year of service and do not partially vest prior to the completion of one year of service. A participant’s account becomes 100% vested upon death, attaining normal retirement age (65 as defined by the Internal Revenue Service (“IRS”)), termination while disabled (as defined by the Plan) or if the Plan is terminated.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions into various investment options, including Prologis’ common stock. Participant contributions may be invested in any or all of the investment options. Participants are allowed to exchange Prologis’ common stock for other investment options in accordance with Prologis’ insider trading policy.

When deposited, the Company contributions are allocated to investment options based on the participants’ investment elections.

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump‑sum payment, partial withdrawal or installments equal to 100% of their accrued benefit upon attainment of age 59½, termination of employment, or upon death or disability. A participant who has terminated employment may defer benefit payments until reaching age 72 (73 if the participant turned 72 after December 31, 2022) or may request a rollover from the Plan to another eligible retirement plan. If no request is made and a participant’s vested account balance is greater than $1,000 but less than $5,000, the Plan will automatically roll the distribution over to an individual retirement account. If the participant’s account balance is less than $1,000, it will be distributed in a lump-sum cash payment. The accrued benefit includes the sum of the value of participants’ contributions, allocation of income (losses) and vested Company contributions.

Forfeited Accounts

If a participant was not 100% vested and received a distribution, the Company contribution dollars left in the Plan are called forfeitures. Subsequent to December 31, 2022, forfeitures of approximately $114,000 were used to reduce Company contributions for 2022. No forfeitures were used in 2021. At December 31, 2022 and 2021, forfeitures remaining to be used were approximately $195,000 and $146,000, respectively.

Notes Receivable from Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested account balance. Principal and interest is paid ratably through regular payroll deductions. Interest rates on participant’s loans ranged from 4.25% to 7.25% at December 31, 2022. In 2022 and 2021, the maximum term of a loan was 5 years for a general-purpose loan and up to 10 years for the purchase of a principal residence.

Hardship Withdrawals

Participants may request hardship withdrawals for reasons of financial hardship, as defined by the Plan. In 2020, the Plan adopted the provisions of the Coronavirus (“COVID-19”) Aid, Relief and Economic Security (“CARES”) Act which allows participants to take COVID-19 eligible withdrawals up to $100,000 without penalty. In 2022, the Plan was amended to incorporate these provisions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Estimates are used in the determination of fair value of investments. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as reported to the Plan by the trustee. Shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Plan’s money market fund carrying amount is representative of its fair value due to the nature of the investment. The Plan's common/collective investment trust is valued at the NAV of units of the collective trust. The NAV is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Notes Receivable from Participants

Participant loans are required to be classified as notes receivable from participants for all periods presented. The loans are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has included participant loans as Notes Receivable from Participants in the Statements of Net Assets Available for Benefits. Delinquent participant loans are reclassified as a distribution when collection is not probable.

Contribution Receivable from Employer

Amounts due to the Plan from the employer are required to be presented separately in the financial statements. The Company provides a true-up matching contribution after the end of the Plan year to all employees who did not receive their full eligible match during the Plan year. The Company may elect to utilize forfeitures in their true-up matching contribution, therefore the receivable, if any, is presented net of the forfeitures utilized. The Plan has included these deferred contributions as Contribution Receivable from Employer in the Statements of Net Assets Available for Benefits.

Net Appreciation (Depreciation) in Fair Value of Investments

Net Appreciation (Depreciation) in Fair Value of Investments, as reported in the accompanying Statements of Changes in Net Assets Available for Benefits, represents the increase or decrease in the fair value of the Plan’s investments over the period. Such income or loss is allocated to participants’ accounts based on relative participant account balances.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. Such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Administrative expenses incurred by the Plan in 2022 and 2021 were approximately $183,000 and $185,000, respectively.

Certain other administrative expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies believed to be appropriate for these purposes. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy consists of three broad levels:

a.
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

c.
Level 3 — Unobservable inputs for the asset or liability.

PROLOGIS
401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

There were no transfers in or out of Levels 1, 2, or 3 during 2022 or 2021. The Plan’s investments that are measured at fair value in the hierarchy table and at NAV on a recurring basis, are shown in the table below at December 31 (in thousands):

	2022	2021
Investments measured at fair value
Mutual funds	$257,556	$316,249
Prologis, Inc. common stock	18,029	26,310
Self-directed brokerage account	4,992	6,906
Total investments in the fair value hierarchy table (1)	280,577	349,465
Investments measured at net asset value (2)	6,271	-
Total investments, at fair value	$286,848	$349,465

(1)
For the years ended December 31, 2022 and 2021, all Plan investments in the fair value hierarchy table were measured using Level 1 inputs.

(2)
The common/collective investment trust was measured at NAV per unit (or its equivalent) as a practical expedient and has not been classified in the fair value hierarchy. There are no unfunded commitments at December 31, 2022 and participant redemption restrictions for this investment and a redemption notice period are not required per the Plan.

The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to Investments, at Fair Value presented in the Statements of Net Assets Available for Benefits.

NOTE 3. PLAN TERMINATION

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

NOTE 4. TAX STATUS

Effective January 1, 2022, the Plan was amended and restated through the adoption of a pre-approved plan document (formerly known as a volume submitter plan). The pre-approved plan received an advisory letter from the IRS dated June 30, 2020, stating that it is qualified under Section 401 of the Internal Revenue Code ("IRC"), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. No Plan provisions were amended due to the adoption of the pre-approved plan. Prior to January 1, 2022, the Plan adopted a volume submitter plan that received an advisory letter from the IRS dated March 31, 2014, stating the plan document is qualified under Section 401 of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Prologis believes the Plan, as amended, is being operated and administered in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt at December 31, 2022 and 2021.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2022 and 2021, there were no uncertain positions taken that would require recognition of an asset or liability or disclosure in the financial statements.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

NOTE 5. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments represented shares of common stock of Prologis and self-directed brokerage accounts as of December 31, 2022 and 2021, respectively, that qualified as party-in-interest transactions. In 2022, there were approximately $2,400,000 and $1,100,000 of shares of Prologis common stock purchased and sold, respectively, at historical cost. In 2021, there were approximately $1,700,000 and $1,100,000 of shares of Prologis common stock purchased and sold, respectively, at historical cost. As discussed in Note 1, FMTC was the trustee in both 2022 and 2021, as defined by the Plan, and FWS serves as the record keeper to maintain the individual accounts of each Plan participant. In addition, the Plan invests in various funds managed by FMTC, certain fees were paid to FWS and the Plan provides for loans to participants, which are also party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as: significant world events and interest rate, credit and overall market volatility. The Plan may invest in securities with contractual cash flows, such as: asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities; including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Given all these factors and the dynamic nature of and volatility in the U.S. financial markets, it is difficult to predict the future impact to the values of our Plan’s investments.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

The Plan has a concentration of investments in Prologis common stock. A change in the value of Prologis common stock could cause the value of the Plan’s Net Assets Available for Benefits to change due to this concentration.

In addition, as a result of funds being selected by participants, certain other funds may individually represent a concentration of greater than 10% of the Plan’s Investments, at Fair Value in the Statements of Net Assets Available for Benefits. Although these individual funds maintain a level of diversification by investing in multiple equity, debt or other instruments, there may be a concentration of risk because the funds are invested at the direction of a single fund manager. At December 31, 2022, the Fidelity 500 Index fund and Fidelity Extended Market Index fund within the investments represented more than 10% of the Plan’s Investments, at Fair Value.

NOTE 7. SUBSEQUENT EVENTS

Plan Merger

Prologis approved the merger of the Duke Plan into the Plan and on April 17, 2023, all Duke Plan assets of approximately $115 million were liquidated and/or transferred in-kind to the Plan. See Note 1 for further information on the Duke acquisition.

PROLOGIS	Schedule 1

401(k) SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 94-3285362
Plan Number: 001
(Dollars in thousands)
December 31, 2022

Identity of party involved / Description of investment	Current Value

Prologis common stock - approximately 160,000 shares*	$18,029

Common/collective investment trust - Artisan International Growth	6,271

Mutual funds:
Fidelity 500 Index*	60,791
Fidelity Extended Market Index*	30,023
Vanguard Treasury Money Market	18,430
Vanguard Target Retirement 2035	17,500
Vanguard Target Retirement 2045	17,419
American Funds Washington Mutual	15,429
Vanguard Target Retirement 2025	11,730
American Funds Growth Fund of America	11,076
Vanguard Target Retirement 2050	10,663
Vanguard Target Retirement 2030	9,813
Vanguard Target Retirement 2055	8,754
Vanguard Target Retirement 2040	8,622
Fidelity U.S. Bond Index*	8,033
Fidelity Total International Index*	7,592
Vanguard Target Retirement 2060	3,603
American Beacon Small Cap Value	3,131
Vanguard Target Retirement 2020	3,122
Cohen & Steers Global Realty	2,943
Metropolitan West High Yield Bond	2,809
Vanguard Target Retirement Income	2,351
Fidelity Short-Term Bond*	1,864
PIMCO Real Return	1,146
Vanguard Target Retirement 2065	638
Vanguard Total International Bond Index	34
Baron Discovery Fund Institutional Shares	26
Vanguard Target Retirement 2070	14
Total mutual funds	257,556

Self-directed brokerage invested account*	4,992
Cash (Fidelity reserves) - self-directed brokerage liquid account*	724
Notes receivable from participants, 4.25% to 7.25%*	1,569
Total assets (held at end of year)	$289,141
* Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prologis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Prologis 401(k) Savings Plan

Dated: June 9, 2023	By:	/s/ Lori A. Palazzolo
Lori A. Palazzolo
Managing Director and Chief Accounting Officer, Prologis, Inc.